UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 25, 2022

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces intention to separate Sandoz business to create a standalone company by way of a 100% spin-off

Ad hoc announcement pursuant to Art. 53 LR

•	Sandoz strategic review concludes that a separation of Sandoz by way of a 100% spin-off is in the best interest of shareholders, creating the #1 European generics company and a global leader in biosimilars, and a more focused Novartis
•	Planned 100% spin-off would allow Novartis shareholders to participate fully in the potential future upside of both Sandoz and Novartis Innovative Medicines
•	Sandoz is planned to be incorporated in Switzerland and to be listed on the SIX Swiss Exchange, with an American Depositary Receipt (ADR) program in the US
•	Transaction is expected to be generally tax neutral for Novartis and is subject to market conditions, tax rulings and opinions, final Board endorsement and shareholder approvals; with completion expected in H2 2023

Basel, August 25, 2022 — Novartis today announced its intention to separate Sandoz, its generics and biosimilars division into a new publicly traded standalone company, by way of a 100% spin-off.

The spin-off aims to maximize shareholder value by creating the #1 European generics company1 and a global leader in biosimilars, allowing Novartis shareholders to participate fully in the potential future upside for both Sandoz and Novartis Innovative Medicines.

For both the Innovative Medicines and Sandoz businesses, the spin-off would enable enhanced focus and the ability to pursue independent growth strategies. Sandoz is expected to deliver its next wave of growth based on the existing biosimilars pipeline of 15+ molecules, a strong and experienced management team and organization. Novartis aims to become a focused innovative medicines company with a stronger financial profile, and improved return on capital.

The standalone Sandoz would be headquartered in Switzerland and listed on the SIX Swiss Exchange, with an American Depositary Receipt (ADR) program in the US.

Joerg Reinhardt, Chair of the Board of Directors of Novartis, said: “Our strategic review examined all options for Sandoz and concluded that a 100% spin-off is in the best interest of shareholders. A spin-off would allow our shareholders to benefit from the potential future successes of a more focused Novartis and a standalone Sandoz, and would offer differentiated and clear investment theses for the individual businesses. Sandoz would become the publicly traded #1 European generics company and a global leader in biosimilars based in Switzerland.”

Vas Narasimhan M.D., CEO of Novartis, said: “For Novartis, the separation of Sandoz would further support our strategy of building a focused innovative medicines company, with depth in five core therapeutic areas, and strength in technology platforms. In addition, both companies would be able to focus on maximizing value creation for their shareholders by prioritizing capital and resource allocation, employing separate capital structure policies, and increasing management focus on their respective business needs.”

1.Based on IQVIA gross sales for combined Generics and Biosimilars market, referring to March 2022

Novartis: Focused Innovative Medicines Company

Novartis will continue expanding its strong position in five core therapeutic areas (Hematology, Solid Tumors, Immunology, Neuroscience and Cardiovascular), strength in technology platforms (Gene Therapy, Cell Therapy, Radioligand Therapy, Targeted Protein Degradation and xRNA), and a balanced geographic footprint. Novartis will also continue progressing the implementation of its new organizational structure announced in April 2022, integrating the Pharmaceuticals and Oncology business units with separate US and International commercial organizations supported by a new Strategy & Growth function and Operations unit to increase focus, strengthen competitiveness and drive synergies. Novartis remains committed to its strong investment-grade credit rating and capital allocation priorities, including our growing (CHF) annual dividend.

Sandoz: #1 European Generics Company and a Global Leader in Biosimilars

Sandoz generated USD 9.6bn sales in 2021 sales and served 100+ markets globally with a strong presence in Europe as well as in the United States and Rest of World. Sandoz would leverage its strong brand and sustain its leading global position by continuing to invest in the key strategic areas of Biosimilars, Antibiotics and Generic Medicines.

As a standalone company, Sandoz would focus on its vision to deliver access to patients, leveraging the business’ strengths and purpose-driven workforce. Sandoz would execute on a growth strategy with a focused approach to deploy resources efficiently and effectively, strengthen key platforms and deliver launch excellence. Following the proposed spin-off, Sandoz would target an investment grade credit rating, providing sufficient financial flexibility to deliver on its growth plans, invest in incremental growth opportunities, with a vision to deliver attractive dividends. An update on Sandoz’s planned dividend policy will be provided in due course. Any Sandoz dividends would be incremental to Novartis dividends.

Additional Transaction Details

Completion of the proposed spin-off is subject to satisfaction of certain conditions, including consultation with works councils and employee representatives (as required), general market conditions, receipt of favorable tax rulings and opinions, final endorsement by the Board of Directors of Novartis AG and shareholder approval. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed. Further details of the proposed spin-off, including the proposed distribution ratio, detailed timeline and the composition of the board of directors of Sandoz will be provided at a later date.

Conference call

Novartis will hold an investor and analyst webcast today at 16:00 CET

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “seek,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding the potential completion of the proposed spin-off of Sandoz; regarding the future commercial performance of Novartis or of Sandoz; regarding any potential strategic benefits, synergies or opportunities as a result of the proposed spin-off; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed spin-off will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis or a separate Sandoz business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the proposed spin- off of Sandoz will maximize value for shareholders, or that Novartis or any of its divisions, or a separate Sandoz business, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: an unexpected failure to complete, or unexpected delays in completing, the necessary actions for the proposed spin-off, or to obtain the necessary approvals to complete these actions; the potential strategic benefits, synergies or opportunities expected from the proposed spin-off may not be realized or may take longer to realize than expected; regulatory actions or delays or government regulation generally; the inherent uncertainty in predicting shareholder returns; the successful separation of Sandoz from Novartis and the timing of such separation; potential adverse reactions to the proposed spin-off by customers, suppliers, strategic partners or key Sandoz personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at

https://www.novartis.com.

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About Sandoz

Sandoz, a Novartis division, is a global leader in generic pharmaceuticals and biosimilars. Our purpose is to pioneer access for patients by developing and commercializing novel, affordable approaches that address unmet medical needs. Our ambition is to be the world’s leading and most valued generics company. Our broad portfolio of high-quality medicines, covering all major therapeutic areas, accounted for 2021 sales of USD 9.6 billion. Find out more at https://www.sandoz.com.

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Novartis Media Relations

E-mail: media.relations@novartis.com

Richard Jarvis Strategy & Financial Communications + 41 79 584 2326 richard.jarvis@novartis.com	Jamie Bennett US External Engagement +1 862 217 3976 jamie.bennett@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 3809	Alina Levchuk	+1 862 778 3372
Isabella Zinck	+41 61 324 7188	Parag Mahanti	+1 973-876-4912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 25, 2022	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting